KLARA'S BOX FEATURE FILM

A gripping thriller that explores the fentanyl crisis, grief, and betrayal



klarasboxfilm.com Los Angeles, CA

Entertainment Film

Highlights

1. Klara's Box tackles the fentanyl crisis with a gripping, socially relevant narrative.
2. Feature based on award winning proof-of-concept & screened at several prestigious festivals.
3. The short won nominations for Best Thriller, Best Experimental, Best Director, and Best Actress.
4. "A pulse-pounding crime drama that delves into grief and betrayal." Short Films Matter Review
5. A gritty, character-driven thriller like Emily the Criminal, The Mule.
6. Award-winning filmmakers known for gripping, thought-provoking stories.

Team



ZhuZha Akova Producer, Writer, Director, Actor

Bring Him Back Dead (2022); A. Silverspoon (2025)

linkedin.com



Ryan Patrick O'Hara Director of Photography

Bring Him Back Dead (2022), The Unspeakable (2021), Palo Alto (2013)



Jen Emma Hertel Line Producer

Equal Standard (2020), The Mick and The Tick (2024)



Nate Theo Smith Associate Producer

NYFA-LA graduate producing and directing impactful, story-driven films.

A Gritty Crime Thriller about the Fentanyl Crisis

👉 Schedule a quick chat with us here!


KLARA'S BOX
a feature film

Concept Trailer:

See the world we're building. Watch our Proof of Concept Trailer below:


Klara's Box Trailer
KLARA'S BOX
01:27
vimeo


LOGLINE
After receiving a mysterious box, a desperate but determined woman teams up with a former cop to uncover the truth about her father's death, leading them into a dangerous world of drugs, deception, and a relentless pursuit for justice.

Visual Style & Tone


STYLE & TONE

Klara's Box is a suspenseful crime thriller that navigates the dark and complex intersections of family, survival, and the criminal

underworld.

The tone is gritty, intense, and emotionally charged—blending moments of quiet introspection with high-stakes action. At its heart, *Klara's Box* is both a tense thriller and an intimate character study.

Synopsis


SYNOPSIS
After Klara unexpectedly loses her father, she's expelled from college and left facing homelessness. Desperate, she accepts a job from an old family friend, Vasyly, who promises quick cash for a simple task: deliver a mysterious box.
But nothing about the box is simple — and Vasyly is no ordinary employer. His empire thrives in shadows, his henchmen are wolves in human skin.
As Klara digs deeper, she discovers her father's death wasn't an accident, but part of a dark and deadly game of fentanyl — one where she may be the final pawn.

The film captures the raw, vulnerable side of Klara as she navigates overwhelming odds to uncover the truth about her father's sudden death, all while being relentlessly pursued by those with sinister intentions.

The contrast between the perilous world she's thrust into and her personal journey toward redemption adds layers of depth to the narrative.


WHY THE BOX

The box is not just a plot device—it is the driving force behind *Klara's Box*, propelling the narrative and shaping our protagonist's journey.

At first, the box seems like nothing more than a simple delivery task

that Klara takes on out of desperation. However, she quickly finds herself drawn into a much darker and more dangerous world.



SYMBOLISM OF THE BOX

Beyond its contents, the box symbolizes Klara's entrapment—by her past, unseen forces, and the deadly fentanyl trade. To survive, she must break free, just as the truth inside must be revealed.

Fentanyl Crisis

Klara's Box shines a harsh light on the fentanyl crisis ravaging our nation, exposing how this lethal drug quietly infiltrates communities and devastates families.



Fentanyl, which is 50 times more potent than heroin and 100 times stronger than morphine, is responsible for nearly 70% of the 107,000+ drug overdose deaths in the U.S. over the past year alone.





Fentanyl on Our Streets: A Nationwide Scourge

It's now the leading cause of death for Americans aged 18 to 45. The crisis is escalating, with drug overdoses at an all-time high, disproportionately affecting young people and marginalized communities.



Fentanyl Crisis Reaches Unprecedented Levels

This story isn't just about one woman's fight for survival—it's a reflection of the urgent, widespread battle against a crisis that continues to claim lives at an alarming rate.





We're proud to share that we've partnered with [Facing Fentanyl](#) in support of our upcoming film, Klara's Box.

This collaboration reflects our shared mission to raise awareness about the devastating impact of the fentanyl crisis and the urgent need for change.

Based on Real-World Experience

To ensure the portrayal of fentanyl in our film is both authentic and grounded in reality, we consulted with law enforcement professionals, including detectives and police officers with firsthand experience in drug-related cases. Their insight helped us create a story that reflects the real-world impact of the fentanyl crisis with honesty and accuracy.

Meet Our Main Characters



KLARA
Desperate Survivor

GRIEVING HER FATHER'S DEATH, KLARA IS PULLED INTO A DEADLY WEB OF DECEIT AND SECRETS, DETERMINED


TO UNCOVER THE TRUTH.



VASYLY — *Ruthless Drug Lord*

VASYLY RUNS A DRUG OPERATION THROUGH HIS DINER, EXPLOITING KLARA'S STRUGGLES. WHEN A DELIVERY GIG GOES WRONG, HIS FACADE CRUMBLES AS SHE UNCOVERS HIS DARK SECRETS.

LOUIS MANDYLOR	PETER STORMARE	BRUCE CAMPBELL

JAKE — *Former Undercover Cop*

GUILT-RIDDEN AND SEEKING REDEMPTION, EX-UNDERCOVER COP JAKE HELPS KLARA EXPOSE VASYLY'S CRIMES AND FENTANYL RING

DESMOND HARRINGTON	GARRETT HENDLUND	RYAN EGGOLD

Comparables

Female-led crime thrillers, such as *Emily the Criminal* and *The Marsh King's Daughter*, have proven that audiences are eager for gritty, character-driven stories centered around complex and compelling women.



COMPARABLES

As part of our pitch, we've included a list of comparable titles in the genre to give you a sense of what we want to create.



EMILY THE CRIMINAL (2022)
BOX OFFICE: $2.2 MILLION

THE MARSH KING'S DAUGHTER (2023)
BOX OFFICE: $1.8 MILLION

THE MULE (2018)
BOX OFFICE: $103 MILLION

Similarly, films that tackle the drug crisis, such as *The Mule*, continue to resonate with audiences and generate strong returns. These stories address urgent social issues while delivering gripping, emotional narratives that garner both critical acclaim and box office success.

(Past performance of comparable films is not indicative of future results. Financial returns are not guaranteed.)

Investor Value & Budget Breakdown



Klara's Box Budget Overview

With a budget capped at $350K, *Klara's Box* offers investors an opportunity to maximize their potential return. Smaller budgets allow for greater financial efficiency, enabling us to deliver a high-quality, impactful film at a lower cost.

This strategic budget approach ensures that every dollar works harder, creating a strong potential for both artistic and financial success.

Returns are not guaranteed.

Proof of Concept Success

In 2023, ZhuZha wrote, directed, produced, and starred in the proof-of-concept short film *Klara's Box*, created to showcase the tone, style, and potential of the feature-length version.



Behind the Scenes of the short proof of concept "Klara's Box"



On Set of short proof of concept "Klara's Box"




PROD. KLARA'S BOX
ROLL 1
SCENE 7D
TAKE 2
DIRECTOR AKOVA
CAMERA FORE
DATE 11/11/23
DAY NIGHT INT EXT MOS SYNC
FILTER

The short was selected and screened at several film festivals, earning multiple awards and nominations, including Best Short Thriller, Best Experimental, Best Director, and Best Actress.


OFFICIAL SELECTION
The Pittsburgh Moving Picture Festival: Thriller Picture Show
2024
OFFICIAL SELECTION
Skiptown Playhouse International Film Festival
2024
OFFICIAL SELECTION
Los Angeles Film & Script Festival
2024
OFFICIAL SELECTION
Universe Multicultural Film Festival
2024
OFFICIAL SELECTION
Beyond Hollywood International Film Festival
2024

Proof of Concept Awards


PROOF OF CONCEPT ACCOLADES
BEST SHORT THRILLER
(ROCK THE SHORTS FILM FESTIVAL)
BEST SHORT THRILLER
(INDEPENDENT SHORTS AWARDS)
BEST EXPERIMENTAL
(LOS ANGELES FILM & SCRIPT FESTIVAL)
BEST CRIME THRILLER
(THE PITTSBURGE MOVING PICTURE FESTIVAL)
BEST DIRECTOR & BEST THRILLER NOMINEE
(BEYOND HOLLYWOOD INTERNATIONAL FILM FESTIVAL)
4 STAR BY SHORT FILMS MATTER:
"A PULSE-POUNDING CRIME DRAMA THAT DELVES INTO GRIEF AND BETRAYAL."

Proof of Concept Reviews

PROOF OF CONCEPT
REVIEWS

"KLARA, THE DISHEVELLED PROTAGONIST BRILLIANTLY PORTRAYED BY ZHUZHA AKOVA."

"THE FILM'S STRENGTH LIES IN ITS COMPELLING PERFORMANCES AND MASTERFUL DIRECTION."

"ZHUZHA AKOVA'S PORTRAYAL OF KLARA IS PARTICULARLY RIVETING"

"KLARA'S BOX GRIPPING EXECUTION AND POWERFUL PERFORMANCES MAKE IT A COMPELLING WATCH."

"ZHUZHA AKOVA PROVES HERSELF NOT ONLY AS A TALENTED ACTRESS BUT ALSO AS A PROMISING DIRECTOR, DELIVERING A SUSPENSEFUL TALE THAT HOOKS YOU THROUGH TO THE DRAMATIC CLIMAX."





★★★★☆

KLARA'S BOX
DIRECTED BY ZHUZHA AKOVA

What would you do if a complete stranger told you that a trusted but not altogether trustworthy family friend had committed the ultimate betrayal? Would you be quick to change your perspective on someone that you love or would you remain steadfast in what you've always believed?



#SUPPORTINDIEFILM

firstglancefilms.com

FIRSTGLANCE

FIRSTGLANCE


The short film "Klara's Box" premieres at First Glance Festival.

Why This Film Will Be Successful

The three key attributes of a financially successful independent film are timeliness, marketability, and professional production.

Klara's Box hits all three areas:

1. **Timeliness** - Klara's Box is a timely film that highlights the fentanyl crisis, an urgent and devastating epidemic claiming thousands of lives each year. It brings a relevant social issue to the forefront, making the story resonate deeply with today's audience.

2. **Marketability** - As a gripping crime thriller, Klara's Box taps into the demand for suspenseful, high-stakes stories. Its compelling plot, timely themes, and professional execution make it highly marketable to a broad audience, ensuring strong appeal in the thriller genre.

3. **Professionalism** - We're not new to producing high-quality films on a modest budget. With our experience, including a successful short film version of *Klara's Box*, we are skilled at delivering impactful content while maximizing production value, ensuring a strong return on investment.

Thriller Film Market Potential

According to Verified Market Research, the thriller film market was valued at USD 2.12 billion in 2023 and is projected to grow to **USD 2.78 billion by 2031**, at a CAGR of 3.45% from **2024 to 2031**.

This growth highlights the ongoing demand and profitability of the thriller genre, making *Klara's Box* a timely and marketable investment in an expanding sector.





Production Timeline



Festival Strategy

We intend to submit *Klara's Box* to major international festivals beginning in early 2027, targeting top-tier festivals such as Sundance, SXSW, Tribeca, Cannes, and Berlinale, in alignment with our production and post-production timeline. These platforms can position the film for strong critical reception and help open doors for sales agents and distributors worldwide.

In addition to premiere festivals, we will pursue a targeted submission strategy to genre-specific festivals that spotlight crime and thriller films, ensuring *Klara's Box* reaches audiences who actively seek out powerful, suspense-driven stories. We will also target festivals that champion women filmmakers, aligning with our commitment to amplifying female voices in cinema.

By pursuing a focused and strategic festival rollout, we aim to position the film for strong recognition, connect with engaged audiences, and support broader distribution opportunities.

Distribution Strategy

Klara's Box will follow a **hybrid distribution strategy** designed to maximize exposure, critical recognition, commercial potential, and social impact.

Limited Theatrical Release

Following its festival run, *Klara's Box* will launch a focused limited theatrical release in key US markets. We are targeting independent theaters in Los Angeles and New York for awards qualification and industry visibility, with additional screenings in cities such as Chicago, Austin, and Seattle to engage crime thriller audiences nationwide.

Select screenings will include Q&A events with the director and cast to build word-of-mouth momentum and deepen audience connection with the film's themes of grief, justice, and female resilience. We also plan grassroots and community screenings in partnership with nonprofits, cultural groups, and organizations raising awareness about fentanyl and opioid-related issues to broaden the film's impact and press coverage.

Streaming & VOD Strategy

Building on its festival and theatrical presence, *Klara's Box* will pursue a strategic digital release:

- **TVOD** – Initial rentals and purchases on platforms such as Amazon, Apple iTunes, and Google Play to capture premium revenue from early viewers.

- **SVOD** – Licensing deals with major streaming platforms such as Netflix, Hulu, Amazon Prime Video, or HBO Max to broaden reach and generate significant licensing revenue.

- **AVOD** – After SVOD exclusivity, releasing on platforms like Tubi or PlutoTV to extend the film's lifecycle and generate passive income through ad revenue sharing.

International Sales & Broadcast

We plan to partner with an experienced sales agent to secure international distribution, targeting territories with strong crime thriller markets including Europe, Canada, and Australia.

Additionally, we will explore television broadcast opportunities with domestic and international networks to further extend the film's audience and revenue streams.

Merchandise & Community Engagement

To deepen audience connection and support fundraising efforts, we have launched a limited edition *Klara's Box* merchandise line featuring designs inspired by the film's mysterious and cinematic world. This initiative not only creates an additional revenue stream but also builds an early community of engaged supporters who will champion the film upon release.

👉👉👉 https://klarasbox.printful.me/

Partnerships & Social Impact

In alignment with the film's themes, we are partnering with [FACING FENTANYL](#), an organization dedicated to raising awareness and supporting communities affected by the opioid crisis. This partnership will amplify conversations around the real-world issues depicted in *Klara's Box* and create meaningful opportunities for outreach, education, and community screenings.

Marketing & PR Strategy

Our marketing campaign will include targeted PR outreach to film press, crime/thriller publications, podcasts, and social impact media to build anticipation and credibility. Geo-targeted social media ads will support festival runs, theatrical screenings, and digital release dates to ensure consistent audience engagement throughout the film's distribution lifecycle.

Investor Perks 🎁

PERKS

- **$500 – A shoutout on Klara's Box social media**

- **$1,000 – Special Thanks credit on IMDb and in the end credits of the film, plus a personalized shoutout on social media.**

- **$2,500 – A Very Special Thanks credit on IMDb and in the end credits of the film, plus a personalized shoutout on social media.**

- **$5,000 – Be in the movie! Guaranteed spot as an extra on specified shooting days (travel and lodging not included), plus all previous perks.**

PERKS *continued*

- **$10,000 – Associate Producer Credit on IMDb and in the film's end credits. A script signed by the director, plus previous perks.**

- $15,000 – Co-Producer Credit on IMDb and in the film's end credits, plus previous perks.

- $20,000 – Executive Producer Credit in the main titles of the film and on IMDb. Invitation to a major film festival screening (travel not included). Dinner with the director and lead cast, plus previous perks.

- $50,000 – Executive Producer Credit + Co-Production Company Credit in the main titles of the film and on IMDb. Invitation to a major film festival screening (travel not included). Dinner with the director and lead cast, plus previous perks.

If you'd like to make a tax-deductible donation to support our project, we are proudly fiscally sponsored by **From the Heart Productions**, a 501(c)(3) nonprofit organization. Donations made through our fiscal sponsor are fully tax-deductible and go directly toward helping us bring this film to life:

https://www.paypal.com/donate/?hosted_button_id=UDGEWSQ7PM892

Join us in this important mission!

